Exhibit 4.2

DESCRIPTION OF SECURITIES

The following is a brief description of the common stock, par value $0.00001 per share, of Armlogi Holding Corp. (“Armlogi,” “we,” “our,” or “us”). Armlogi is a corporation incorporated under the laws of the State of Nevada, and accordingly our internal corporate affairs are governed by Nevada law and by our articles of incorporation and bylaws, which have been filed with the U.S. Securities and Exchange Commission as exhibits to our Registration Statement on Form S-1 (File No. 333-274667), initially filed with the U.S. Securities and Exchange Commission on September 25, 2023. The following summary is not complete and is qualified in its entirety by reference to the applicable provisions of Nevada law and our articles of incorporation and bylaws, which are subject to future amendment in accordance with the provisions thereof. Our common stock is the only class of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Common Stock

Under our articles of incorporation, we are authorized to issue up to 100,000,000 shares of common stock, par value $0.00001 per share. All of the outstanding shares of common stock are validly issued, fully paid, and non-assessable.

●	Dividend Rights and Distributions. The holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose;

●	Conversion Rights. Our common stock is not convertible into any other shares of our capital stock;

●	Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by stockholders. Holders of our common stock do not have cumulative voting rights;

●	Preemptive Rights. The holders of our common stock have no preemptive rights;

●	Redemption. We have no obligation or right to redeem our common stock; and

●	Assets Upon Dissolution. Our common stock ranks junior with respect to dividend rights and rights upon our liquidation, dissolution, or winding up to all other securities and indebtedness. In the event of liquidation, dissolution, or winding up, the holders of our common stock would be entitled to share equally on a per share basis, after payment or provision for payment of all our debts and liabilities, all of our remaining assets available for distribution.

Warrants and Options

We have not issued any warrants to purchase or options exercisable for our capital stock.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, or (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (iii) 10% or more of the earning power or net income of the corporation, and (iv) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Listing

Our common stock is listed on the Nasdaq Global Market under the ticker symbol “BTOC.”

Transfer Agent

The transfer agent of our common stock is Transhare Corporation. Its address is Bayside Center 1, 17755 North US Highway 19, Suite #140, Clearwater, FL 33764.